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Josh Simons

Co-founder of Vampr

Greater Los Angeles Area · See 500+ connections ·

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▽ **Vampr**

Swinburne University of Technology

About

Songwriter. Artist. Buchanan. Co-founder & CEO of Vampr.

Experience



Co-founder & CEO

Vampr

Apr 2015 – Present · 4 yrs 3 mos

Great things happen when people connect.

Who you know or where you live are no longer barriers to getting on with playing and making music.

Vampr is an app that helps musicians discover, connect and collaborate with fellow musicians, the music industry and music lovers alike. Made by musicians, for musicians, Vampr removes the barrier to entry into the music industry, simply swipe right on people you wish t... See more

 **Great things happen when people connect**

 **Storyboard.jpg**

⊢8 **Advisor**

Emanate - Blockchain Music

Jun 2018 – Present · 1 yr 1 mo

Emanate is an EOS blockchain solution helping musicians realise financial reward in the form of real-time royalty payments when their music is used or played.

 **Emanate - Artist Explainer**

Advisor

Espire VR

Feb 2017 – Present · 2 yrs 5 mos

EspireVR is dedicated to creating realtime rendered, interactive, immersive experiences. We are currently developing our original IP, "Espire 1: VR Operative" - a single player Virtual Reality experience with a focus on stealth, espionage and action.
... See more

       

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Founder & Managing Director

Raw Imagination People Expect

May 2010 – Present · 9 yrs 2 mos

A record label.

Oversee and manage indie record label, coordinating with publicity teams in USA, UK and Australia... See more

Advisor

Mindset

Jul 2017 – Sep 2018 · 1 yr 3 mos

Mindset is an app which helps you take control of your subconscious and change the behaviours holding you back. Be more productive, more successful and achieve more by downloading the app today. Mindset uses science-backed hypnosis sessions to retrain the subconscious thought patterns that influence your every day behaviour.... See more

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Education

Swinburne University of Technology

Bachelor of Business (BBus), Advertising

2013 – 2019

Wesley College

Victorian Certificate of Education

2003 – 2008

Skills & Endorsements

Social Media Marketing · 12

Oleksandr Naglov and 11 connections have given endorsements for this skill

Marketing · 11

Oleksandr Naglov and 10 connections have given endorsements for this skill

Music Industry · 11

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